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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

T-3 Energy Services, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
456160100
(CUSIP Number)
Anne E. Gold- First Reserve Corporation, One Lafayette Place,
Greenwich, CT 06830 (203) 625-2536
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	456160100

1	NAMES OF REPORTING PERSONS: First Reserve Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
06-1210123

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		38,334*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

38,334*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

38,334*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.3%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

CO
*Voting Power, Dispositive Power, and Beneficial Ownership are subject to descriptions set forth in Item 5.

CUSIP No.	456160100

1	NAMES OF REPORTING PERSONS: First Reserve Fund VIII, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
06-1507364

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		38,334*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

38,334*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

38,334*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.3%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

PN
*Voting Power, Dispositive Power, and Beneficial Ownership are subject to descriptions set forth in Item 5.

CUSIP No.	456160100

1	NAMES OF REPORTING PERSONS: First Reserve GP VIII, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
06-1507318

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		38,334*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

38,334*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

38,334*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.3%

14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

PN
*Voting Power, Dispositive Power, and Beneficial Ownership are subject to descriptions set forth in Item 5.

ITEM 1. SECURITY AND ISSUER.
 This Amendment No. 4 to the statement on Schedule 13D amends the statement originally filed on December 27, 2001 by First Reserve Fund VIII, L.P. (“Fund VIII”), First Reserve GP VIII, L.P. (“GP VIII”), and First Reserve Corporation (“First Reserve”), and relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of T-3 Energy Services, Inc., a Delaware corporation (the “Company,” “T-3” or “Issuer”), formerly known as Industrial Holdings, Inc. That Schedule 13D, as previously amended, is hereby further amended as set forth below.
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 is hereby amended to add the following paragraph at the end of Item 4:
     On April 17, 2007, Fund VIII, the Issuer, and Bear Sterns and Co., Inc. (“Bear Sterns”) as representative of several underwriters (together with Bear Sterns, the “Underwriters”) entered into an underwriting agreement (the “Underwriting Agreement”) providing for the sale by Fund VIII of 4,879,316 shares of Common Stock to the Underwriters at a price of $22.74 per share. The Underwriters resold such shares of Common Stock at a price of $24.00 per share in a public offering (the “Offering”) pursuant to a registration statement on Form S-3 filed with the Securities and Exchange Commission on January 26, 2007 (Registration no. 333-140254), as amended by the prospectus supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on April 18, 2007. The Offering closed on April 23, 2007 (the “Closing Date”).
     On the Closing Date, Fund VIII exercised a warrant for 313,943 shares of Common Stock having an exercise price of $12.80 per share. Following that exercise, the 313,943 shares were included in the Offering.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     Item 5 is hereby deleted and replaced with the following:
     (a) As of April 23, 2007 (following the consummation of the transactions reported in Item 4), two officers of First Reserve beneficially owned an aggregate of 38,334 shares of the Common Stock, constituting approximately 0.3% of the issued and outstanding shares of Common Stock. The 38,334 shares consist of shares of Common Stock underlying vested stock options issued to Ben A. Guill (options for 18,334 shares) and Joseph R. Edwards (options for 20,000 shares) in their capacity as directors of the Company. First Reserve is the general partner of GP VIII, and GP VIII is the general partner of Fund VIII.
     (b) Following the Offering, each of Messrs. Guill and Edwards has the exclusive power to exercise the vested options held by him and to dispose of and vote the underlying shares (such shares, the "Option Shares").
     (c) During the past 60 days, other than the transactions described in Item 4 of this Amendment No. 4, no transactions in the Common Stock were effected by any of the Reporting Persons.
     (d) Each of Fund VIII, GP VIII, and First Reserve has the right to receive, or the power to direct the receipt of, a portion of the proceeds from (i) the sale of any Option Shares; and (ii) any dividends issued with respect to the Option Shares.

     (e) Each of Fund VIII, GP VIII, and First Reserve ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock upon the closing of the Offering described in Item 4 of this Amendment No. 4.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is hereby amended by adding the following language.
Underwriting Agreement
On April 17, 2007, Fund VIII, the Issuer, and Bear Sterns as representative of the Underwriters entered into the Underwriting Agreement providing for the sale by Fund VIII of 4,879,316 shares of Common Stock to the Underwriters at a price of $22.74 per share. The Underwriting Agreement is filed as Exhibit 2 to this Amendment No. 4 and is incorporated by reference herein. The summary of the Underwriting Agreement in Items 4 and 6 is qualified in its entirety by reference to the text of Exhibit 2 hereto.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1. Joint Filing Agreement dated as of January 3, 2003 by and between First Reserve Fund VIII, L.P., First Reserve GP VIII, L.P., and First Reserve Corporation, attached as Exhibit A to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on January 3, 2003, and incorporated herein by reference as Exhibit 1 to this Amendment No. 4.
Exhibit 2. Underwriting Agreement dated April 17, 2007, by and among First Reserve Fund VIII, L.P., T-3 Energy Services, Inc., and Bear Sterns and Co., Inc. as representative of several underwriters, filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on April 18, 2007, and incorporated by reference herein as Exhibit 2 to this Amendment No. 4.

SIGNATURE
 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 1, 2007

FIRST RESERVE FUND VIII, L.P.

	By:	First Reserve GP VIII, L.P., its general partner

		By:	First Reserve Corporation, its general partner

			By:	/s/ Anne E. Gold

				Name:	Anne E. Gold
				Title:	General Counsel and Secretary

FIRST RESERVE GP VIII, L.P.

	By:	First Reserve Corporation, its general partner

			By:	/s/ Anne E. Gold

				Name:	Anne E. Gold
				Title:	General Counsel and Secretary

FIRST RESERVE CORPORATION

			By:	/s/ Anne E. Gold

				Name:	Anne E. Gold
				Title:	General Counsel and Secretary